SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 1997

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from _____________  to   _____________


                         Commission file number 0-22531

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PanAmSat Corporation Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PanAmSat Corporation, One Pickwick Plaza, Greenwich, Connecticut 06830

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

                    INDEX TO FINANCIAL STATEMENTS AND EXHIBIT
                    FILED AS REQUIRED BY ITEM 4 OF FORM 11-K
------------------------------------------------------------------------------


                                                                        Page

INDEPENDENT AUDITORS' REPORT                                              2

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Plan Benefits
     with Fund Information as of December 31, 1997                        3

   Statement of Changes in Net Assets Available for Plan Benefits
     with Fund Information for the Period from
     June 1, 1997 (Inception) to December 31, 1997                        4

   Notes to Financial Statements                                          5-7

SUPPLEMENTAL SCHEDULES:


   Item 27a - Schedule of Assets Held for Investment Purposes as of       8
     December 31, 1997

   Item 27d - Schedule of Reportable Transactions for the Period from
     June 1, 1997 (Inception) to December 31, 1997                        9


Exhibit 23 - Consent of Independent Auditors                              11

                      Letterhead of Deloitte & Touche LLP


                    Stamford Harbor Park            Telephone (203) 708-4000
                    333 Ludlow Street               Facsimile (203) 708-4797
                    P.O. Box 10098
                    Stamford, Connecticut  06904


INDEPENDENT AUDITORS' REPORT


To the Trustees of the
PanAmSat Corporation Retirement Savings Plan

We have audited the statement of net assets available for benefits of the PanAmSat Corporation Retirement Savings Plan (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for benefits for the period from June 1, 1997 (Inception), to December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes examining the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the period from June 1, 1997 (Inception) to December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present information regarding the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and the fund information is the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/  DELOITTE & TOUCHE LLP


June 8, 1998

                                                                   EIN
                                                                   PLAN #001


PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION AS OF DECEMBER 31, 1997




                                                                                 Fund Information

                                                   Blackrock                             Merrill
                                      Dreyfus        Small                    Merrill     Lynch
                      Federated     Massachusetts   Capital       Ivy          Lynch      Global
                        Bond         Investors      Growth    International Retirement   Allocation
                        Fund           Trust         Fund         Fund         Trust       Fund


Investments,
 at fair value
(Note 3):
Mutual Funds          $200,644      $5,396,138     $476,303     $433,791    $2,019,378   $2,469,129           [Table continued
Common Stock                 -               -            -            -             -            -                   below]
Participant Loans            -               -            -            -             -            -
                      --------      ----------     ---------   ---------    ----------   ----------

Net assets
available for
benefits              $200,644      $5,396,138     $476,303     $433,791    $2,019,378   $2,469,129
                      ========      ==========     ========     ========    ==========   ==========




                       Merrill     Raytheon      General     PanAmSat
                        Lynch     Corporation     Motors    Corporation
                       Growth        Stock       Class H       Stock       Participant
                        Fund         Fund       Stock Fund     Fund           Loans       Total


Investments,
 at fair value
(Note 3):
Mutual Funds          $971,099              -           -           -              -      $11,966,482
Common Stock                 -     $1,018,978  $1,319,207  $1,467,981              -        3,806,166
Participant Loans            -              -           -           -       $410,254          410,254
                     ----------    ----------  ----------  ----------       --------      -----------

Net assets
available for
benefits              $971,099    $1,018,978   $1,319,207  $1,467,981       $410,254      $16,182,902
                      ========    ==========   ==========  ==========       ========      ===========


PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE PERIOD FROM JUNE 1, 1997 (INCEPTION) TO DECEMBER 31, 1997


                                                                                 Fund Information

                                                   Blackrock                             Merrill
                                      Dreyfus        Small                    Merrill     Lynch
                      Federated     Massachusetts   Capital       Ivy          Lynch      Global
                        Bond         Investors      Growth    International Retirement   Allocation
                        Fund           Trust         Fund         Fund         Trust       Fund

ADDITIONS:
  Invested Income
Net appreciation
(depreciation) in
fair value of       $  2,368      $   81,400      $(18,236)    $ (33,181)  $        -   $(263,496)
investments            3,917         392,296        25,198         9,902       66,262     307,644
Dividends and
interest

Participant           76,464         275,788       199,890       245,756      208,846     602,579
contributions
Employer
contributions              -               -             -             -            -           -
                     -------       ---------       --------     --------    ---------   ---------

  Total additions     82,749         749,484       206,852       222,477      275,108     646,727      [Table continued
                     -------       ---------       --------     --------    ---------   ---------           below]

DEDUCTION:
 Distributions to
 participants           (183)        (21,622)       (1,242)       (1,215)     (27,057)    (14,937)

INTERFUND TRANSFERS   78,995          44,411       147,913       139,250     (131,620)    (20,778)
                     -------       ---------       --------     --------    ----------  ---------
NET INCREASE         161,561         772,273       353,523       360,512      116,431     611,012

TRANSFERS OF ASSETS   39,083       4,623,865       122,780        73,279    1,902,947   1,858,117
FROM PREDECCESSOR
PLANS
NET ASSETS                 -               -             -             -            -           -
                    ---------      ---------       --------     --------    ---------   ---------
AVAILABLE BENEFITS:
BEGINNING OF PERIOD
End of period       $200,644      $5,396,138      $476,303      $433,791   $2,019,378  $2,469,129
                    ========      ==========      ========      ========   ==========  ==========




                       Merrill     Raytheon         General       PanAmSat
                        Lynch     Corporation       Motors      Corporation
                       Growth       Stock          Class H         Stock      Participant
                        Fund        Fund          Stock Fund       Fund          Loans      Total

ADDITIONS:
  Invested Income
Net appreciation
(depreciation) in
fair value of         $(58,087)    $  373,695     $  (98,225)    $   368,591   $       -     $  354,829
investments             69,687              -         20,807               -      19,628        915,341
Dividends and
interest

Participant            388,499              -              -         204,283           -      2,202,105
contributions
Employer
contributions                -              -              -         467,391           -        467,391
                      --------     ----------     ----------      ----------     -------     ----------

  Total additions      400,099        373,695        (77,418)      1,040,265      19,628      3,939,666
                      --------     ----------     -----------     ----------     -------     ----------

DEDUCTION:
 Distributions to
 participants          (2,502)              -        (75,014)        (81,375)     (8,031)      (233,178)

INTERFUND TRANSFERS   175,554         645,283     (1,019,862)          3,461     (62,607)             -
                     --------      ----------    ------------      ---------     -------     ----------
NET INCREASE          573,151       1,018,978     (1,172,294)        962,351     (51,010)     3,706,488

TRANSFERS OF ASSETS   397,948               -      2,491,501         505,630     461,264     12,476,414
FROM PREDECCESSOR
PLANS
NET ASSETS                  -               -              -               -           -              -
                     ---------      ---------      ---------       ---------   ---------      ---------
AVAILABLE BENEFITS:
BEGINNING OF PERIOD
End of period        $971,099      $1,018,978     $1,319,207      $1,467,981    $410,254    $16,182,902
                     ========      ==========     ==========      ==========    ========    ===========

See notes to
financial
statements.


PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1997
-----------------------------------------------------------------------------


1.    PLAN MERGER

      As of May 16, 1997, PanAmSat Corporation, a Delaware corporation ("PanAmSat" or the "Company") commenced operation upon the merger of PanAmSat International Systems, Inc. (then operating under its previous name, PanAmSat Corporation) and the Galaxy Satellite Services division of Hughes Communications, Inc. As a result, the Company established a new voluntary defined contribution plan, the PanAmSat Corporation Retirement Savings Plan (the "Plan"), effective June 1, 1997. The 401(k) plan maintained by the predecessor corporation was merged into the new Plan. The account balances of the employees of the Galaxy Satellite Services division of Hughes Communications, Inc. held in the Hughes Salaried Employees' Thrift and Savings Plan were transferred to the Plan.

2.    DESCRIPTION OF THE PLAN

      The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a voluntary defined contribution plan. Generally, all employees of the Company who have completed 1/2 year of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Participant Contributions - Eligible employees can elect to defer a percentage of their compensation by means of a pretax contribution to the Plan, up to an annual maximum of 16% of compensation, provided such amount withheld does not exceed a maximum dollar amount established under the Internal Revenue Code ($9,500 in 1997).

      Employer Matching Contributions - The Company contributes on a matching basis an amount equal to 100 percent, of up to the first 4 percent of each participants deferred savings, which is invested in PanAmSat Corporation common stock. Matching contributions with respect to Elective Deferrals made in any calendar year must remain invested in that form for a period of time which is at least the January 1 following one calendar year after the calendar year in which such contribution is made.

      Vesting - There is 100% vesting of employee and employer contribution immediately upon participation.

      Investment Options -

            Merrill Lynch Retirement Trust - The objective of this fund is to provide a high degree of safety of principal, liquidity and diversification by investing in investment grade fixed income securities. A portion of this Fund's investments are Guaranteed Investment Contracts with stated interest rates ranging from 5.28% to 8.58% as of December 31, 1997.

            Merrill Lynch Global Allocation Fund - This fund seeks the highest total investment return with prudent risk. The fund invests in U.S. and foreign equities and bonds, and money market instruments.

            Merrill Lynch Growth Fund - This fund seeks long-term growth of capital and, secondarily, income. The fund invests in equity securities with principal emphasis on issuers believed to be undervalued.

            Federated Bond Fund - The objective of this fund is to provide as high a level of current income as is consistent with the presentation of capital by investing primarily in a portfolio of investment grade bonds.

            Dreyfus Massachusetts Investors Trust - The objective of this fund is to provide reasonable current income and long-term growth of capital and income by investing in common stock and/or securities convertible into common stock.

            Blackrock Small Capital Growth Fund - This fund seeks to provide long-term capital appreciation through investment in small capital stock with earnings growth potential.

            Ivy International Fund - The principal objective of this fund is long-term capital growth primarily through investment in equity securities.

            General Motors Corporation Stock Fund - Funds are invested in General Motors Corporation Class H common stock. In December 1997, each issued and outstanding share of General Motors Class H common stock was recapitalized and converted into one share of a new class of common stock, "New General Motors Class H Common Stock," and the right to receive 0.56240 shares of Class A common stock, which was renamed Raytheon Corporation common stock. No additional investment by participants is permitted in this fund.

            Raytheon Corporation Stock Fund - Funds are invested in Raytheon Corporation common stock. No additional investment by participants is permitted in this fund.

            PanAmSat Corporation Stock Fund - Funds are invested in PanAmSat Corporation common stock.

      Participant Accounts - Each Participant's account is credited with the participant's contribution and allocation of any Employer contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Participant Loans - Participants can borrow from their fund accounts. Loan amounts may not exceed the lesser of (a) 50% of the participant's vested balance, or (b) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the plan to the participant during the one year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan to the participant on the date on which such loan was made. Loan transactions are treated as directed investments to (from) the investment fund from (to) the Participant Loan Fund. Loan terms cannot exceed five years except for the purchase of a primary residence. All loans bear a reasonable rate of interest as determined by the Company, based on prevailing interest rates.

      Payment of Benefits - On termination of service due to death, disability, retirement, or other termination, a participant or the lawfully designated beneficiary would receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. In addition, the payment could be made in installments over any period which does not exceed the life expectancy of participant or, in the event of a participants' death, the employee's beneficiary.

      Participant Distributions - Participants could withdraw, without penalty, their vested interest upon termination of the Plan, retirement, death, disability, hardship, separation from service or sale of the Company.

      Plan Termination - Although it has not been expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting.

      Investments - Investments held in the funds are valued on the basis of quoted market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan's investment assets are maintained and administered by Merrill Lynch Trust Company for the benefit of participants.

      Payment of Benefits - Distributions to participants are recorded when paid.

      Expenses of the Plan - All administrative expenses of the Plan including custodian, recordkeeping, audit and legal expenses are paid by the Company and are not to be reimbursed by the Plan.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual amounts could differ from those estimates.


4.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of funds managed by the Custodian and, therefore, investment transactions with such funds qualify as parties-in-interest transactions as defined by the Employee Retirement Income Security Act of 1974.

5.    TAX STATUS

      The sponsor adopted a voluntary defined contribution plan effective June 1, 1997. The Plan Administrator will be applying for an IRS determination letter on the Plan as adopted. The Plan Administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1997



      Description of Asset                               Cost                      Value


*     General Motors Stock, Class H                  $ 1,316,451               $ 1,319,207
*     PanAmSat Corporation Stock                       1,153,305                 1,467,981
      Raytheon Corporation Stock                         645,283                 1,018,978
*     Merrill Lynch Retirement Trust                   2,019,378                 2,019,378
*     Merrill Global Allocation Fund                   2,734,308                 2,469,129
*     Merrill Lynch Growth Fund`                       1,030,678                   971,099
      Federated Bond Fund                                198,293                   200,644
      Blackrock Small Capital Growth Fund                494,144                   476,303
      Ivy International Fund                             465,034                   433,791
      Massachusetts Investors Trust                    5,325,741                 5,396,138
      Participant Loans                                  410,254                   410,254
                                                     -----------               -----------
                                                     $15,792,869               $16,182,902
                                                     ===========               ===========


*     Party-in-interest.

PANAMSAT CORPORATION RETIREMENT SAVINGS PLAN

ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
PERIOD FROM JUNE 1, 1997 (INCEPTION) TO DECEMBER 31, 1997



                                                                                                 Current Value
                                                                                                  of Asset on          Net
                                               Purchase           Selling          Cost of      Transaction Date       Gain
Description of Asset                             Price             Price            Asset                             (Loss)


SINGLE TRANSACTIONS:
  General Motors Stock, Class H               $1,316,451               -                 -                -                 -
  General Motors Stock, Class H                2,491,502               -                 -                -                 -
  General Motors Stock, Class H                        -      $1,316,451        $1,505,656        $1,316,451        $(189,205)
  Merrill Lynch Retirement Trust               1,869,118               -                 -                -                 -
  Merrill Lynch Global Allocation              1,626,161               -                 -                -                 -
     Fund
  Massachusetts Investors Trust                4,521,216               -                 -                -                 -

SERIES OF TRANSACTIONS:
  General Motors Stock, Class H                3,866,043               -                 -                -                 -
  General Motors Stock, Class H                                1,904,309         1,767,114         1,904,309         (137,195)
  PanAmSat Corporation Stock                   1,277,382               -                 -                -                 -
  Merill Lynch Retirement
      Preservation Trust                       2,398,249               -                 -                -                 -
  Merrill Lynch Global Allocation              2,831,059               -                 -                -                 -
     Fund
  Massachusetts Investors Trust                5,665,686               -                 -                -                 -


                                    SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of PanAmSat Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 PanAmSat Corporation Retirement Savings Plan



                                 By   /s/ Kenneth N. Heintz
                                      Kenneth N. Heintz, Committee Chairman
                                      Corporate Employee Benefits Committee of
                                      PanAmSat Corporation